UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.

RETIREMENT SAVINGS AND

EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.

1400 WEST 94TH STREET

MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.

Retirement Savings and Employee Stock

Ownership Plan

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Note:

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of the

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Virchow, Krause & Company, LLP

Virchow, Krause & Company, LLP

Minneapolis, Minnesota

June 25, 2008

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value
Interest-bearing cash	$163,941	$111,083
Mutual funds	228,072,365	195,739,290
Donaldson Company, Inc. common stock fund	287,635,503	258,200,205
Participant loans	4,122,763	4,269,865

Total investments, at fair value	519,994,572	458,320,443

Receivables
Employer contributions receivable	2,086,648	1,880,037
Participant contributions receivable	70,667	69,877

Total assets	522,151,887	460,270,357

Net assets available for benefits	$522,151,887	$460,270,357

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Investment income
Interest and dividend income	$16,906,418
Net appreciation of the fair value of investments	80,253,167

97,159,585

Contributions
Employer	7,551,382
Participants	13,599,058
Rollovers	2,964,729
24,115,169

Deductions
Benefits paid to participants	(59,333,083)
Administrative expenses	(60,141)

(59,393,224)

Net increase in net assets available for benefits	61,881,530

Net assets available for benefits
Beginning of year	460,270,357

End of year	$522,151,887

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the “Company”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the “Trustee”) and recordkeeper.

Eligibility

Regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions.

Contributions

Each year, eligible participants may contribute to the Plan up to 25% of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with the approval of the Administrative Committee. Participants over age 50 may contribute an additional catch-up contribution.

Under the terms of the Plan, the Company makes fixed matching contributions and could make discretionary contributions to the Plan. Company contributions are made in cash and are invested directly in the Company’s common stock.

The Company makes matching fixed contributions to the Plan based on participant contributions into the Plan. Fixed matching contributions are calculated at 100% of up to 3% of compensation deferred by the participant and deposited into the Plan and 50% of the next 2% of compensation deferred by participants and deposited into the Plan.

The Company may make discretionary contributions to the Plan from time to time. Discretionary contributions are allocated among the participants pro rata based upon the total annual compensation of participants who have 1,000 hours of service in the Plan year and are in employment of the Company on the last day of the Plan year. Subsequent to each Plan year end, the Company made a discretionary contribution of $1,726,121 and $1,575,389 for the Plan years ended December 31, 2007 and 2006, respectively.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate Fidelity Freedom Fund. Company contributions are allocated to the Donaldson Company, Inc. common stock fund.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Each participant’s account is credited with his or her contributions, including rollover distributions, and his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day. Effective March 31, 2006, the Plan was amended to allow participants to transfer Company contributions out of the Donaldson Company, Inc. common stock fund at any time. Prior to March 31, 2006, participants were allowed to transfer Company contributions out of the Donaldson Company, Inc. common stock fund after completing five years of service with the Company.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2007 and 2006

Vesting

Participants are 100% vested in their accounts at all times.

Payment of Benefits

Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Plan.

Participant Loans

Under the Plan document, participants may borrow up to 50% of their account balance or $50,000, whichever is less. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is one percent over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans at December 31, 2007, ranged from 5% to 10.5%. Loans mature at various dates through August 2016 and are generally paid through payroll deductions.

Plan Termination

The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments

Investments in mutual funds are stated at fair value based on quoted market prices. Investments in the Donaldson Company, Inc. common stock fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices. Investments in the common / collective trust are valued at contract value, which approximates fair vale. Participant loans are valued at estimated fair value, which consists of outstanding principal and any related accrued interest.

Investment Earnings

Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions and Company matching contributions are recorded in the period the employer makes the payroll deductions. Company discretionary contributions, if any, are recorded in the period in which they were declared.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2007 and 2006

Plan Expenses

Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses, including legal, accounting and other services, are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

Concentration of Market Risk

At December 31, 2007 and 2006, approximately 55% and 56% of the Plan’s net assets available for benefits were invested in the Company’s common stock fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board “FASB” issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements with certain exceptions. SFAS No. 157 was effective for the Plan on January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s financial statements.

3.	Investments

The current values of individual investments that represent five percent or more of the Plan’s net assets available for benefits were as follows as of December 31, 2007 and 2006, respectively:

	2007	2006
Donaldson Company, Inc. Common Stock Fund	$287,635,503	$258,200,205
Fidelity Contrafund	50,303,612	26,404,414
Fidelity Managed Income Portfolio II Fund	41,586,680	39,723,692
Fidelity Equity Income Fund	37,813,539	42,355,898
Fidelity Diversified International Fund	26,221,095	*
*Investment did not exceed five percent of net assets available for benefits

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2007 and 2006

During the year ended December 31, 2007, investments had net appreciation in value as follows:

Net appreciation of mutual funds	$3,309,547
Net appreciation of Company common stock	76,943,620
$80,253,167

At December 31, 2007, the Company’s common stock fund consisted of 6,193,394 shares of the Company’s common stock valued at $287,249,604 and $385,899 which consists mainly of cash in the Fidelity Institutional Cash Portfolio. At December 31, 2006, the Company’s common stock fund consisted of 7,418,687 shares of the Company’s common stock valued at $257,502,625 and $697,580 of cash in the Fidelity Institutional Cash Portfolio.

4.	Nonparticipant-Directed Investments

At December 31, 2007 and 2006 the balance in the nonparticipant-directed portion of the Company’s common stock fund totaled $287,635,503 and $258,200,205, respectively. Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

Year ended December 31, 2007
Changes in Nonparticipant-Directed Net Assets of Donaldson Company, Inc.
Common stock fund:
Contributions	$10,111,755
Interest and dividend income	1,616,293
Net appreciation	76,943,620
Benefits paid to participants	(31,655,230)
Transfers to participant-directed investments	(27,581,140)
$29,435,298

5.	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated September 20, 2002, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions

Participants have the option to direct their contributions to be invested in mutual funds which are sponsored by the Trustee and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock. For the year ended December 31, 2007, purchases and sales of the Company’s common stock were $367,630,397 and $406,368,731, respectively.

SUPPLEMENTAL SCHEDULES

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2007

EIN 41-0222640

Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 6,193,394 shares participation	$61,946,610	$287,635,503
*	Fidelity Contrafund	Mutual Fund, 688,054 units of participation	**	50,303,612
*	Fidelity Managed Income Portfolio II Fund	Common / Collective Trust, 41,586,680 units of participation	**	41,586,680
*	Fidelity Equity Income Fund	Mutual Fund, 685,525 units of participation	**	37,813,539
*	Fidelity Diversified International Fund	Mutual Fund, 657,170 units of participation	**	26,221,095
	Schroeder U.S. Opportunities Fund	Mutual Fund, 734,307 units of participation	**	16,029,913
*	Fidelity Balanced Fund	Mutual Fund, 807,959 units of participation	**	15,844,074
	Spartan US Equity Index Fund	Mutual Fund, 129,265 units of participation	**	6,708,828
	PIMCO Total Return Fund	Mutual Fund, 592,074 units of participation	**	6,329,270
	WFA Small Company Value Fund	Mutual Fund, 226,013 units of participation	**	2,727,977
	Brokeragelink Fund	Mutual Fund, 2,536,230 units of participation	**	2,536,230
	Chesapeake Core Growth Fund	Mutual Fund, 64,463 units of participation	**	1,296,355
*	Fidelity Freedom Income Fund	Mutual Fund, 80,403 units of participation	**	920,614
	Roxbury Small Cap Growth Fund	Mutual Fund, 48,264 units of participation	**	768,365
*	Fidelity Ret Govt MM Fund	Mutual Fund, 22 units of participation	**	22
*	Fidelity Freedom 2010 Fund	Mutual Fund, 160,214 units of participation	**	2,374,372
*	Fidelity Freedom 2020 Fund	Mutual Fund, 338,309 units of participation	**	5,348,657
*	Fidelity Freedom 2030 Fund	Mutual Fund, 92,570 units of participation	**	1,529,251
*	Fidelity Freedom 2040 Fund	Mutual Fund, 114,228 units of participation	**	1,111,440
*	Fidelity Freedom 2005 Fund	Mutual Fund, 151,932 units of participation	**	1,791,273
*	Fidelity Freedom 2015 Fund	Mutual Fund, 297,613 units of participation	**	3,711,234
*	Fidelity Freedom 2025 Fund	Mutual Fund, 195,921 units of participation	**	2,582,243
*	Fidelity Freedom 2035 Fund	Mutual Fund, 51,262 units of participation	**	701,262
*	Participant Loans	Participant loans receivable, interest rates from 5% to 10.5%, payable through August 2016	$0	4,122,763
				$519,994,572
*	Denotes party-in-interest.
**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant directed accounts.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2007

EIN 41-0222640

Plan Number 007

	(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(f) Current Value of Asset on Transaction Date	(i) Net Gain

*	Donaldson Company	Common Stock Fund	$203,403,358	—	—	—	—	$203,403,358	—
*	Donaldson Company	Common Stock Fund	—	$198,889,180	—	—	$41,097,210	$198,889,180	$157,791,971
*	Donaldson Company	Common Stock Fund	$213,534,647	—	—	—	—	$213,534,647	—
*	Donaldson Company	Common Stock Fund	—	$37,971,888	—	—	$10,752,300	$37,971,888	$27,219,588
*	Donaldson Company	Common Stock Fund	—	$214,357,889	—	—	$201,705,669	$214,357,889	$12,652,220

*	Denotes party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 27, 2008	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Thomas R. VerHage
Thomas R. VerHage Vice President, Chief Financial Officer

EXHIBIT INDEX

ANNUAL REPORT ON FORM 11-K

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm